Randall J. Erickson Senior Vice President, Chief Administrative Officer, and General Counsel	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

FOIA CONFIDENTIAL TREATMENT FOR PORTIONS OF APPENDIX A HERETO REQUESTED BY MARSHALL & ILSLEY CORPORATION
PURSUANT TO 17 CFR § 200.83

September 15, 2010

VIA EDGAR

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2010
File No. 001-33488

Dear Mr. Volley and Ms. Moore:

The purpose of this letter is to respond to the comments raised in your letter of August 16, 2010 to Mr. Mark F. Furlong, President and Chief Executive Officer, Marshall & Ilsley Corporation (the “Corporation”).

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Corporation’s responses are set forth below.

2009 Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 26

1.

Comment:  Please refer to our previous comment 1 in our letter dated May 7, 2010 and address the following:

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

a.

Please disclose how you define short term for the purposes of classifying a loan as a troubled debt restructuring (“TDR”).  We note your response that these modifications [are] generally limited to deferrals.  Disclose any other types of short-term modifications you make and how frequently you make them.  Disclose your basis for not accounting for short-term modifications as TDRs.

Response:  The Corporation frequently grants extensions to help consumers who have demonstrated a willingness and ability to repay their loan in the event of a specific unforeseen temporary hardship event.  At the present time an extension is the only short-term modification made for a specific unforeseen temporary hardship event.  The Corporation does not consider these extensions to be troubled debt restructurings.  An extension defers monthly payments and requires a balloon payment at the original contractual maturity.  Extensions are predominantly granted to defer one monthly payment. On an exception basis, an extension may occasionally be granted to defer up to three monthly payments.

The accounting classification of these extensions is based on the following:

The Corporation first considers if the borrower is experiencing financial difficulties.  Consistent with interagency regulatory interpretative guidance, the Corporation does not believe temporary factors that are not expected to impact a borrower’s ability to repay the debt satisfies the financial difficulty criteria for classification as a troubled debt restructuring.

The Corporation also considers the impact of the modification.  The Corporation believes that these short-term extensions represent the type of modification any bank would otherwise consider especially in situations where temporary factors are not expected to impact a borrower’s ability to repay the debt, and where the creditor expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay at contractual maturity.  The Corporation does not believe this modification satisfies the concession criteria for classification as a troubled debt restructuring.

The Corporation has established explicit standards that control the use of extensions and limit the number of extensions that may be granted to any individual borrower to accommodate specific unforeseen temporary events.

If borrowers are unable to service the debt and the modifications required to enable a borrower to service the debt represent concessions a bank would not otherwise consider, the Corporation classifies those modified loans as troubled debt restructurings.

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

In future filings, the Corporation proposes to provide the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”):

The Corporation frequently grants extensions to help consumers who have demonstrated a willingness and ability to repay their loan in the event of a specific unforeseen temporary hardship event.  An extension defers monthly payments and requires a balloon payment at the original contractual maturity.  Extensions are predominantly granted to defer one monthly payment. On an exception basis, an extension may occasionally be granted to defer up to three monthly payments.  The Corporation does not consider these extensions to be troubled debt restructurings.  The Corporation believes that these short-term extensions represent the type of modification any bank would otherwise consider especially in situations where the temporary event is not expected to impact a borrower’s ability to repay the debt, and where the creditor expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay at contractual maturity.

b.

We note your response that interest reserves are reduced or eliminated if the current underwriting information indicates there is uncertainty as to the loan’s repayment.  Please disclose your accounting treatment for interest previously accrued on loans with interest reserves when you determine that a reduction or elimination of the reserve is necessary.

Response:  Interest that has been added to the balance of a loan through the use of an interest reserve is recognized as income only if collectability of the remaining contractual principal and interest payments is reasonably assured.  If a loan with interest reserves is in default and/or deemed uncollectible, interest is no longer funded through the interest reserve.  Interest income previously recognized from interest reserves generally is not reversed against current income when a loan with interest reserves is placed on nonperforming status and the loan is evaluated for impairment, in accordance with ASC 310.  When appropriate, extensions, renewals and restructurings of loans with interest reserves are approved after giving consideration to the project’s status, the borrower’s financial condition and the collateral protection based on current market conditions.  In connection with the extension, renewal or restructuring of a loan with an interest reserve, additional interest reserves may be funded by the borrower, partially funded by the borrower and the Corporation or fully provided by the Corporation.  Typically, interest reserves provided by the Corporation are secured by additional collateral and are limited to more conservative advance rates on the pledged collateral.  These loans must also be supported by an analysis of the borrower’s willingness and capacity to service the debt.

In future filings, the Corporation proposes to expand its discussion of its accounting policy for interest income on loans as follows:

Interest that has been added to the balance of a loan through the use of an interest reserve is recognized as income only if collectability of the remaining contractual and principal and interest payments is reasonably assured.  If a loan with interest reserves is in default and/or deemed uncollectible, interest is

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

no longer funded through the interest reserve.  Interest income previously recognized from interest reserves generally is not reversed against current income when a loan with interest reserves is placed on nonperforming status and the loan is evaluated for impairment.

In future filings, the Corporation proposes to expand its troubled debt restructuring discussion in MD&A to include the following:

In connection with the extension, renewal or restructuring of a loan with an interest reserve, additional interest reserves may be funded by the borrower, partially funded by the borrower and the Corporation or fully provided by the Corporation.  Typically, interest reserves provided by the Corporation are secured by additional collateral and are limited to more conservative advance rates on the pledged collateral.  These loans must also be supported by an analysis of the borrower’s willingness and capacity to service the debt.

Loans and Leases, page 35

2.

Comment:  Please refer to our previous comment 2 in our letter dated May 7, 2010.  Please revise to disclose whether performing loans transferred from the construction portfolio to the commercial portfolio retain their past due status upon transfer.  If not, please revise to disclose how many of the performing past due loans prior to transfer become past due or nonperforming after transfer and discuss how you consider this trend in your determination of the allowance for loan losses.

Response:  All performing past due loans transferred from the construction portfolio to the commercial portfolio retain their past due status upon transfer.  The Corporation will disclose that fact in future filings.

Summary of Loan and Lease Loss Experience and Credit Quality, page 42

3.

Comment:  Please refer to our previous comment 4 in our letter dated May 7, 2010.  Please revise to disclose whether and how you consider redefault rates in your general loss reserve calculated in accordance with ASC 450 (SFAS 5).

Response:  All troubled debt restructurings, which we refer to as renegotiated loans (“TDRs”), including accruing renegotiated loans, nonperforming renegotiated loans and former renegotiated loans no longer reported as renegotiated loans under ASC 310-40-50-2, are considered impaired loans under ASC 310 (SFAS 114).  Renegotiated commercial loans greater than $250,000 and all consumer-related loans are individually evaluated for impairment irrespective of their classification and accrual status.  Commercial renegotiated loans below the threshold are collectively evaluated as homogeneous pools.

In future filings, the Corporation proposes the following disclosure in the Allowance for Loan Losses disclosures in Critical Accounting.

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

All troubled debt restructurings, which we refer to as renegotiated loans (“TDRs”), including accruing renegotiated loans, nonperforming renegotiated loans and former renegotiated loans no longer reported as renegotiated loans are considered impaired loans for purposes of determining the allowance for loan and lease losses.  Renegotiated commercial loans greater than $250,000 and all consumer-related loans are individually evaluated for impairment irrespective of their classification and accrual status.  The present value of expected future cash flows discounted at the loan’s effective interest rate was the methodology predominantly employed to measure the amount of impairment at December 31, 2009.  Contractual cash flows were adjusted for probability of default or redefault, expected prepayments, expected collateral value for loans that will not be fully amortized at maturity and other factors that may impact the timing and amount of expected cash flows.  Factors used to adjust contractual cash flows were based on historical experience and market performance statistics where available.  At December 31, 2009, no general loss reserves were established for renegotiated loans.  At December 31, 2009, the specific reserve or valuation allowance for renegotiated loans was determined to be $120.5 million.

Collective Loan Impairment.  This component of the allowance for loan and lease losses is comprised of two elements.  First, the Corporation makes a significant number of loans and leases which due to their underlying similar characteristics are assessed for loss as homogeneous pools.  Included in the homogeneous pools are loans and leases from the retail sector and commercial loans and leases that were excluded from the specific reserve allocation previously discussed.

For purposes of this discussion, the term commercial loans refers to a variety of loan types and includes commercial and industrial loans, commercial real estate loans, commercial construction and development loans and commercial leases.  Included in this category are renegotiated commercial loans less than $250,000.  Commercial loans are initially segmented by loan type.  The loan types are then stratified by region or business channel.  Using the Corporation’s internal risk ratings, commercial loans and leases are further stratified between loans and leases with risk ratings that are indicators of a nonperforming loan or lease or potential problem loan or lease, which the Corporation refers to as “criticized loans and leases,” and loans and leases that indicate no particular weakness.  Using historical loss information, an estimate of loss is determined for each segment.  For criticized loans and leases, more recent historical loss information forms the basis to determine the estimates of losses inherent in the pools at the measurement date.  For all other loans and leases, longer-term historical loss information is used to form the basis to determine the estimates of losses inherent in the pools at the measurement date.  Longer-term historical loss information is expected to be representative of inherent losses over an entire business cycle.  Historical loss information is updated quarterly to reflect current experience.  Historical loss information may be adjusted for portfolio trends, the effect of loan sales and factors that may be unique to a particular loan or lease type, region or business channel to ensure the loss rates ultimately used are appropriate at the measurement date. Selecting the appropriate loss rates that are used to determine the estimates of losses inherent in the pools at the measurement date requires significant judgment.  At December 31, 2009, this component of the allowance for loan and lease losses amounted to $539.5 million.

4.

Comment:  Please refer to our previous comment 5 in our letter dated May 7, 2010.  Please revise to more specifically disclose the factors you consider to determine if a borrower with payments less than 90 days past due lacks the ability to continue to pay under the terms of the loan agreement and is placed on non-accrual status.

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

Response:  Factors that are considered when determining if a borrower with payments less than 90 days past due should be placed on nonaccrual status include, but are not limited to, (a) an event or deteriorating financial condition that adversely affects a borrower’s ability to service its indebtedness, (b) a legal action taken by either the borrower or other creditors that restrict the borrower’s ability to pay, (c) a borrower’s statement that it is unwilling to continue to financially support the loan, and (d) an updated collateral valuation that makes it probable the borrower will be unable to pay all amounts due.

In future filings, the Corporation proposes to expand its discussion in MD&A to include the following:

The Corporation’s policy is that a loan is impaired and will be placed on nonaccrual status when contractual payments (principal and interest) are 90 days or more past due.  However, the Corporation may also determine that a loan is impaired and  should be placed on nonaccrual status when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement, regardless of the payment status.  In situations where payments are less than 90 days past due, management’s decision to place a loan on nonaccrual status requires judgment in assessing the borrower’s ability to continue to pay under the terms of the loan contract.  Factors that are considered when determining if a borrower with payments less than 90 days past due should be placed on nonaccrual status include, but are not limited to, (a) an event or deteriorating financial condition that adversely affects a borrower’s ability to service its indebtedness, (b) a legal action taken by either the borrower or other creditors that restrict the borrower’s ability to pay, (c) a borrower’s statement that it is unwilling to continue to financially support the loan, and (d) an updated collateral valuation that makes it probable the borrower will be unable to pay all amounts due.

5.

Comment:  Please refer to our previous comment 6 in our letter dated May 7, 2010.  Please tell us if using “as is” as compared to “as developed” appraisals would result in a significantly different amount of impairment recognized for construction loans where substantial construction has been completed.  If so, please explain to us how you consider the increased inherent uncertainty in cash flows associated with “as developed” appraisals in measuring impairment.

Response:  By definition, an “as is” appraisal represents an estimate of the market value of a property in its current physical condition, use, and zoning as of the appraisal date.  By definition, an “as developed”, or “as completed”, value reflects a property’s market value as of the time the development is expected to be completed.  Unlike an “as is” value, an “as developed” value incorporates assumptions that are projected to occur between the current date and the completion date.  Depending upon the amount of time between the current and completion dates, and the resulting assumptions that are required due to that span of time, the resulting impairment will differ between the two valuation methods.  A shorter time to completion will likely result in fewer assumptions, thereby reducing the difference in impairment.  Conversely, a longer period of time to completion may require more prospective assumptions, thereby increasing the difference in impairment.  Management takes into consideration the incremental uncertainties associated with “as developed” appraisals in measuring impairment.  Both the reasonableness of the assumptions and the

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

time to completion are carefully considered when determining whether or not the “as developed” valuation method is appropriate.  Given these inherent uncertainties contained in the “as developed” appraisal method, management places a greater emphasis on the “as is” method when measuring impairment.

6.

Comment:  Please refer to our previous comment 6 in our letter dated May 7, 2010.  Please revise to disclose the difference between “liquidation”, “as is” and “liquidation value” appraisals.

Response:  There is no difference between “liquidation” and “liquidation value.”

In future filings, the Corporation proposes to discuss the difference between “liquidation” and “as is” value appraisals in MD&A as follows:

An “as is” value estimates the market value of a property in its current physical condition, use, and zoning as of the appraisal date.  Depending upon the market and the product type, there is an assumed marketing time of between 6 and 12 months and an assumption that the seller is not compelled to consummate a transaction.  Both buyer and seller are typically assumed to be motivated to transact, are well informed, and are acting in what they consider to be in their own best interests.

A “liquidation value” is the most probable price that a specified interest in real property is likely to bring under the following conditions: (a) consummation of a sale will occur within a severely limited marketing period, (b) the actual marketing conditions are those currently prevailing for similar properties, (c) the seller is under extreme compulsion to sell, and (d) the buyer is knowledgeable and is acting in what it considers to be its own best interests.

Troubled Debt Restructurings (Renegotiated Loans), page 47

7.

Comment:  Please refer to our previous comment 9.e in our letter dated May 7, 2010.  Please revise to disclose the amount of residential loans presented at each period end that are a part of your foreclosure moratorium as previously requested since this may be an indicator of material credit quality trends within that portfolio.  In addition, disclose your success rate of working with borrowers to find satisfactory repayment terms as well as the percentage of loans for which you are unable to reach a successful repayment agreement.  Alternatively, please provide a more detailed analysis of why you do not believe this information would provide meaningful disclosure.

Response:  Residential real estate loans that are part of the Corporation’s foreclosure moratorium are included in the amounts disclosed as nonperforming (nonaccrual) loans, accruing renegotiated loans (troubled debt restructurings), past due loans or other real estate owned depending on their status at the balance sheet date.

The foreclosure moratorium applies to all owner occupied 1-4 family residential loans for customers who agree to work in good faith to reach a successful repayment agreement.  The Corporation’s considerations with respect to foregoing foreclosure proceedings against an

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

owner occupied 1-4 family residential loan (i.e., the foreclosure moratorium) are consistent with the considerations for other borrowers.  Borrowers that have requested to participate in the foreclosure moratorium are required to participate in the same credit review procedures and demonstrate the same payment performance as any other troubled residential real estate borrower prior to approval of a residential real estate loan modification.  As a result, the Corporation does not believe that the percentage of residential real estate loans that have been successfully modified or the percentage of residential real estate loans that are unable to reach a successful repayment agreement are meaningfully different than any other residential real estate loan workout situation solely because the loans were part of the Corporation’s foreclosure moratorium.  In addition, for those loans that were unable to reach a successful repayment agreement, there is no delay in loss recognition because the residential real estate loans were part of the Corporation’s foreclosure moratorium.

The Corporation does not believe that loans that are part of the Corporation’s foreclosure moratorium exhibit credit quality trends within the residential real estate portfolio that are distinctly unique from any other residential real estate nonperforming loans, accruing renegotiated loans or past due loans.  Therefore, the Corporation does not believe separate disclosures regarding residential real estate loans that are part of the Corporation’s foreclosure moratorium would provide a better understanding of the residential real estate portfolio credit quality trends.

8.

Comment:  Please refer to our previous comment 9.f in our letter dated May 7, 2010.  We note your disclosure of the renegotiated loans delinquent 30-89 days.  Please revise to disclose the balance of renegotiated loans that are delinquent less than 30 days and 90 days or more.

Response:  Consistent with industry practice and regulatory reporting requirements, the Corporation considers accruing renegotiated loans that are less than 30 days past due to be current because of the numerous factors other than credit quality that may cause payments to be temporarily past due.  At December 31, 2009, there were no accruing renegotiated loans that were past due 90 days or more.  Renegotiated loans past due 90 days or more are classified and reported as nonperforming (nonaccrual) loans.

In future filings, the Corporation proposes to disclose the delinquency status of accruing renegotiated loans in a tabular format as follows, based on the Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”):

At December 31, 2009 and 2008, the delinquency status of the Corporation’s accruing renegotiated loans was as follows:

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

Accruing Renegotiated Loans Delinquency Status ($000’s)

Days	December 31

Past Due	2009	2008
Current	$731,859	$237,584
30-89	61,600	32,773
90 +	--	--
Total	$793,459	$270,357

The Corporation considers accruing renegotiated loans that are less than 30 days past due to be current because of the numerous factors other than credit quality that may cause payments to be temporarily past due.  Renegotiated loans past due 90 days or more are classified and reported as nonperforming (nonaccrual) loans.

Critical Accounting Policies
Allowance for Loan Losses, page 71

9.

Comment:  Please refer to our previous comment 12.a in our letter dated May 7, 2010.  We note your proposed disclosures.  Please revise to specifically disclose whether your charge-off policies have been revised during any reporting period included in your disclosure.  If not, please state this.  If so, please revise to provide a description of the changes to your policy and the impact of such changes on your financial statements, particularly the amount of estimated loan losses.

Response:  In future filings, the Corporation will specifically disclose the fact that it has not revised its charge-off policies during any reporting period presented within the Allowance for Loan Losses disclosures in Critical Accounting Policies, substantially as follows:

At December 31, 2009 a total of $2,149.0 million of impaired loans and leases were evaluated to identify the specific reserve or valuation allowance to be allocated to each of these loans.  A total valuation allowance of $383.6 million was determined to be required on approximately $1,460.1 million of impaired loans and no valuation allowance was determined to be required on $688.9 million of impaired loans.  In determining the amount of the valuation allowance at December 31, 2009, the Corporation has taken into consideration that the amount of cumulative net charge-offs recorded on the Corporation’s nonperforming loans outstanding at December 31, 2009 was approximately $810.4 million or 52.4% of the unpaid principal balance of the affected nonperforming loans.  These charge-offs have reduced the carrying value of these nonperforming loans and leases which reduced the allowance for loan

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

and lease losses required at the measurement date.  The Corporation has not revised its charge-off policies during any reporting period presented.

In the event of any future changes to the Corporation’s charge-off policies, the Corporation will provide a description of the changes and the impact of such changes on the Corporation’s financial statements, particularly the amount of estimated loan losses.

10.

Comment:  Please refer to our previous comment 12.b in our letter dated May 7, 2010.  Please provide more specific detail regarding the information you consider when determining a loss has been confirmed and a partial charge-off is recorded.  For example, when you receive updated appraisals or other valuations for collateral dependent loans that indicate a short-fall in collateral value, clarify whether you charge off the uncollectible portion of the loan or whether you establish a specific reserve.  If the latter is true, please disclose why you do not believe an updated appraisal provides confirmation of a loss on a collateral dependent loan and discuss how you consider this policy in your determination of the allowance for loan losses.  Clarify any other types of information that would trigger an evaluation of whether a loan would require a partial charge-off and describe the types of judgment and analysis that supports your decision.

Response:  Establishing a reserve reflects the judgment and estimates of management in measuring impairment.  The eventual outcomes may differ from those estimates.  These estimates incorporate available information regarding borrower performance, changes in a borrower’s unique business condition, economic trends and assessments of collateral and other potential sources of repayment.

For loans that are not solely collateral dependent, a reserve is established when an updated appraisal and other information, as previously described, is received that indicates a shortfall exists in the expected sources of loan repayment.  The receipt of an appraisal identifying a collateral shortfall in and by itself is not sufficient to initiate a charge-off.  Consistent with regulatory guidance and the Corporation’s loan policy, the decision to charge-off the reserved amount is based on a review of all relevant information available to management, which includes an evaluation of whether other sources of repayment exist and the determination of the amount of and the Corporation’s ability to access those other sources of repayment.  Based on the review of this information, a charge-off is initiated when the Corporation is able to confirm with an appropriate level of certainty the uncollectible amount of the loan.

For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

11.

Comment:  Please refer to our previous comment 12.c in our letter dated May 7, 2010.  We note your expanded disclosures regarding nonperforming loans.  As requested,

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

please provide the amount of impaired loans for which you have recorded partial charge-offs.

Response:  Please refer to the expanded disclosures provided on page 25 of the Corporation’s response letter dated June 11, 2010, where the amount of nonperforming loans for which the Corporation had recorded partial charge-offs was disclosed in tabular format.

12.

Comment:  Please refer to our previous comments 21 and 23 in our letter dated May 7, 2010.  We note your use of the non-GAAP measure of pre-tax pre-provision income in your discussion of whether goodwill is impaired and in your discussion of whether your deferred tax assets require a valuation allowance.  Please revise to disclose the actual number considered in your analysis and provide the relevant non-GAAP disclosure required by Item 10(e) of Regulation S-K.

Response:  In future filings, the Corporation proposes to disclose the actual number when the Corporation references the non-GAAP measure of pre-tax pre-provision income for analytical purposes and provide relevant non-GAAP disclosure required by Item 10(e) of Regulation S-K.

The proposed form of relevant non-GAAP disclosure required by Item 10(e) of Regulation S-K, based on the 2009 Form 10-K, is as follows:

One non-GAAP measure that the Corporation believes is useful in analyzing underlying performance trends is pretax, pre-provision income.  This is the level of earnings adjusted to exclude the impact of the provision for loan and lease losses, which is excluded because its absolute level is elevated and volatile.  This financial measure is considered to be an important metric with which to supplement the analysis and evaluation of the Corporation’s results of operations and financial strength.

The following table reflects pretax, pre-provision income for each of the past four quarters of 2009:

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

Pretax, Pre-Provision Income ($000’s)
Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Income (loss) before income taxes	$ (198,574)	$ (251,661)	$ (371,127)	$ (572,910)
Add: Provision for loan and lease losses	458,112	439,899	578,701	837,457
Total pretax pre-provision income	$ 259,538	$ 188,238	$ 207,574	$ 264,547

13.

Comment:  Please refer to our previous comment 23 in our letter dated May 7, 2010.

a.

Please tell us how adding back nonrecurring losses to your 2009 loss before income taxes impacted your forecast of taxable income used in your assessment of the realizability of your deferred tax asset at December 31, 2009.

Response: In accordance with ASC 740-10-30-18, the Corporation considered the four possible sources of taxable income that may be available under the tax law to realize the benefit of its deferred tax asset (“DTA”).  These four sources include future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in prior carryback years, and tax-planning strategies.  The Corporation scheduled the availability of carryback credits and determined that further future taxable income from operations would be required in order to utilize the DTAs recognized as of the balance sheet date.

The Corporation prepared a forecast of book income for the Corporation’s board of directors whereby it was determined that the net operating loss (“NOL”) and DTA would be fully utilized by 2014 and 2015, respectively.  The net operating losses begin to expire in 2029.

The Corporation recognized that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.”  However, “positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence, includes a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.”

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

In the first quarter of 2008, the Corporation made the decision to no longer initiate construction and development (“C&D”) loans.  A significant portion of credit losses incurred over the past three years was attributable to the Corporation’s C&D loan portfolio.  Since its inception, the Corporation had focused on traditional commercial and industrial lending within its Wisconsin footprint.  However, in the late 1990s and early 2000s, the Corporation entered into the C&D market in expanding market areas such as Florida and Arizona.  C&D lending steadily increased over the period, reaching its peak of $10 billion or 23% of total loans in the third quarter of 2007.  This significant concentration, combined with the economic downturn, resulted in the sizable credit losses in recent years.  C&D loans are expected to continue to contract as the Corporation reduces its concentration in these types of loans to its corporate goal of less than 10% of total loans and leases.  Given market conditions, the Corporation expects that C&D loans ultimately will comprise less than 10% of total loans and leases.  As of June 30, 2010, the C&D portfolio was $4.4 billion or 10.7% of total loans and leases.  Although other lending areas have also experienced higher than normal losses, the losses have not been as significant and therefore have been easier to forecast.

The Corporation illustrated that it has a strong earnings history absent the C&D loans that led to the loss by adjusting the actual pre-tax loss for the year ended December 31, 2009 for the nonrecurring items.  The Corporation computed adjusted taxable income to be approximately $225 million.

By utilizing this approach, total DTAs would be utilized by 2026.  Both approaches show that the NOL will be utilized well before the expiration of the first NOLs in 2029.  There is currently no expiration date for the other DTAs, which total approximately $750 million.

The Corporation recognized that “All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.”  The following negative items were also considered in evaluating the need for a valuation allowance:

•

Regulatory risk;

o

The Corporation continues to maintain regulatory capital in excess of the “well capitalized” level.  At December 31, 2009, the Corporation had a Tier I capital ratio of 11.11%, which is 5.11% in excess of the well capitalized minimum of 6%.  The Corporation believes that this level of capital will allow the Corporation to work its way through the current economic downturn.

•

Liquidity risk;

o

The Corporation has closely monitored this situation throughout this economic downturn.  It has always maintained excess liquidity.  At December 31, 2009, it had approximately $2 billion of cash and highly liquid

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

short-term investments and an investment portfolio of approximately $7 billion.

•

Uncertainty in traditional commercial and industrial lending;

o

Although this is a concern, the traditional commercial and industrial lending has performed much better through this cycle than real estate lending.  Although losses are elevated as compared to historical trends, they are clearly not as significant and have been easier to forecast.

•

The Corporation’s expected taxable loss in 2010.

o

The Corporation projects a loss for 2010, but it is projected to be significantly less than 2009.  In addition, loss trends have consistently improved.  Loans on nonaccrual are decreasing, as are early stage delinquencies.  In addition, pre-tax/pre-provision income has continued as projected at approximately $200 million per quarter.

Based upon the level of expected future taxable income and the consideration of all positive and negative evidence, the Corporation has determined that it is more likely than not that the entire DTA, except for some state NOLs, will be realized prior to expiration.

b.

Please provide us a summary of your forecasted taxable income as of December 31, 2008, December 31, 2009, and your most current forecast and analyze how your projections compare to the actual taxable income reported for the applicable and relevant periods and how the projections compare to your net operating loss carry forwards.  Please identify the inputs and significant assumptions that most impact the forecast, provide a qualitative and quantitative description of these inputs and assumptions, and provide a sensitivity analysis based upon reasonable alternative assumptions.

Response:  Prior to 2009, the Corporation did not formally forecast taxable income.  The Company in general projected income to use the historic DTAs prior to expiration, but the projections were not as specific as the projection process is now.  In 2009, when it was clear that the Corporation would have an NOL carryforward, it started projecting taxable income and the NOL utilization.  In addition, the Corporation believes utilizing pre-tax book income is more objective than taxable income, since over time book income and taxable income will be the same, and relying on book income reflects the accrual basis of accounting.

Attached as Appendix A are spreadsheets showing (1) the Corporation’s forecasted taxable income and NOL utilization for 2009 through 2016 and (2) the Corporation’s forecasted pre-tax book income and DTA utilization for 2009 through 2016.  Also included in Appendix A are summaries of projected book income as presented to the Corporation’s board of directors in 2008, 2009 and 2010.

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

As described in the Corporation’s response to comment 13.a., above, we considered our forecasted pre-tax book income over a five-year period.  The Corporation forecasted taxable income starts with forecasted pre-tax book income and adjusts it for municipal and bank owned life insurance (“BOLI”) income, both of which are not taxable, and the difference between book loan loss provision and actual charge-offs.  For the reporting periods, municipal and BOLI income reduced taxable income by approximately $100 million each year.  The bigger difference between taxable income and pre-tax book income has been the approximately $1 billion growth in the Corporation’s loan loss reserve since 2007.  The book loan loss provision is not deductible for tax return purposes.  Loan losses are only deductible for tax return purposes when the loan has been charged off.  The Corporation’s NOL at December 31, 2009 was approximately $750 million ($255 million tax effected), which is much less than the pre-tax book losses accumulated in 2008 and 2009.

Historically, the Corporation has been successful at forecasting pre-tax/pre-provision income through 2008-2010 and has a consistent income base to project future income.  The major contributor to the fluctuations in the forecasted income has been the unusually high amounts of credit losses in the C&D loan area.  The Corporation has worked to significantly reduce its exposure to C&D loans through loan sales and charge-offs, which has also resulted in significant variances between forecasted taxable income/loss and actual taxable losses in the past two years.  In the first quarter of 2008, the Corporation made the decision to no longer initiate C&D loans.

As it pertains to a sensitivity analysis, as discussed in the Corporation’s response to comment 13.a., the Corporation believes that the adjustment of the projections provided to the board of directors by limiting the income to that which is objectively verifiable contemplates the risks inherent in the projections.  The input that most significantly affects the projections prior to adjustment clearly is the expected credit loss balance.  The projections after adjustment do not contemplate an improvement in the credit losses for the continuing business absent the C&D portfolio as described above.

June 30, 2010 Form 10-Q
Troubled Debt Restructuring (Renegotiated Loans), page 69

14.

Comment:  We note your disclosure on page 54 in the March 31, 2010 Form 10-Q that the increase in renegotiated loans was primarily due to an increase in commercial construction and development renegotiated loans.  We also note your disclosure of the redefault rate for consumer loans and for residential real estate loans.  Please revise your disclosure to present redefault rates for renegotiated loans by major loan type to provide more transparent disclosure about the trends in each portfolio.

Response:  As discussed in the Corporation’s quarterly reports on Form 10-Q for the quarters ended June 30, 2010 and March 31, renegotiated commercial, commercial real

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

estate and commercial construction and development loans generally consist of a small volume of higher balance loans.  The reported renegotiated loan balances for these types of loans is concentrated in a small number of borrowers.  Due to the lack of volume of individual loan balances, the Corporation does not believe any statistical measure of redefault rates for these types of loans provides meaningful information or added transparency about the trends in these portfolios.  The Corporation continues to believe that the existing disclosures which consist of a discussion of significant increases or decreases in these renegotiated portfolios and management’s expectations about the volume and performance of these portfolios is adequate.

The Corporation acknowledges that consumer-related renegotiated loans generally have a sufficient volume of loans such that statistical measures of redefault rates for these types of loans may provide meaningful information.  In future filings, the Corporation proposes to expand its disclosures of consumer-related redefault rates by loan type to the extent the Corporation tracks the information.

In future filings, the Corporation proposes to provide the following redefault rates for consumer loans, based on the Form 10-Q for the quarter ended June 30, 2010:

At June 30, 2010 the redefault rates for those consumer-related renegotiated loans that were restructured between June 2008 and December 2009 by loan type were as follows:

Redefault Rates on Consumer Loans June 30, 2010

Residential Real Estate	20.1%
Consumer Construction and Development
Residential land	47.7
Construction by individuals	56.3
Total Consumer Construction and Development	48.0
Other Consumer
Home equity loans and lines of credit	15.3
Other consumer	16.5
Total Other Consumer	15.7
Total Consumer-related Redefault	26.4%

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Income, page 82

15.

Comment:  We note your disclosure on page 83 that increased recourse obligation contributed in part to decreased mortgage banking revenue for the quarter.  Please

Mr. Michael Volley

Ms. Rebekah Blakely Moore

United States Securities and Exchange Commission

September 15, 2010

Page17

revise to provide a roll forward of your recourse obligation and disclose the method you use to estimate your recourse obligation.

Response:  Historically, recourse claims and claims settlements on residential real estate loans sold by the Corporation into the secondary market have been de minimis.  Beginning in the second half of 2009, the Corporation has experienced some increase in recourse claims and claims settlements.  However, the increased volume of claims and settlements has not had a material impact on the Corporation’s consolidated financial statements.  At June 30, 2010, the reserve amounted to $5.2 million.  Claims settled resulting in a loss amounted to $0.4 million in the first quarter of 2010 and $0.5 million in the second quarter of 2010.  The Corporation does not believe the amount of the reserve or the activity is significant enough to warrant expanded disclosures about its recourse obligations.  The Corporation will provide such disclosures if the activity becomes material to its financial position, results of operations or cash flows.

*        *        *

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

Senior Vice President, Chief Administrative Officer and General Counsel

Appendix A

Marshall & Ilsley Corporation

Forecasted Taxable Income and NOL Utilization

2009-2016

	Projected Tax Income (Loss)			Additional $500 Million Credit Loss	Additional $1 Billion Credit Loss
	Tax benefit on NOL Carryforward Generated	Tax on Forecasted Tax Income	Cumulative NOL (Excess)	Cumulative	Cumulative

Year Ending:				$[xx]	$[xx]
12-31-2009 actual*	$[xx]		$[xx]	[xx]	[xx]
12-31-2010	[xx]		[xx]	[xx]	[xx]
12-31-2011	[xx]		[xx]	[xx]	[xx]
12-31-2012		[xx]	[xx]	[xx]	[xx]
12-31-2013		[xx]	[xx]	[xx]	[xx]
12-31-2014		[xx]	[xx]	[xx]	[xx]
12-31-2015		[xx]	[xx]	[xx]	[xx]
12-31-2016		[xx]	[xx]	[xx]	[xx]

Total	$[xx]	$[xx]

	NOL fully utilized in year		2014	2014	2015

Note:  All amounts are the tax amounts not gross amounts.  We have used a 37% tax rate.  Current forecasts only go through 2014 so we assumed income was flat in 2015 and 2016

*This amount is net of the amount of the NOL that was carried back to 2007.

[xx] -- Confidential treatment requested by Marshall & Ilsley Corporation pursuant to 17 CFR §200.83.

Marshall & Ilsley Corporation

Forecasted Pre-tax Book Income and DTA Utilization

2009-2016

	Pre-Tax Book Income (Loss)	Tax on Projected Pre- Tax Book Income (Loss)	Deferred Tax Asset	Losses on C&D Loans	Objectively Verifiable Book Income	Tax On Objectively Verifiable Book Income	Deferred Tax Asset

Year Ending:
12-31-2009 actual*	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]
12-31-2010	[xx]	[xx]	[xx]		[xx]	[xx]	[xx]
12-31-2011	[xx]	[xx]	[xx]		[xx]	[xx]	[xx]
12-31-2012	[xx]	[xx]	[xx]		[xx]	[xx]	[xx]
12-31-2013	[xx]	[xx]	[xx]		[xx]	[xx]	[xx]
12-31-2014	[xx]	[xx]	[xx]		[xx]	[xx]	[xx]
12-31-2015	[xx]	[xx]	[xx]		[xx]	[xx]	[xx]
12-31-2016	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2017	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2018	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2019	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2020	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2021	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2022	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2023	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2024	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2025	[xx]	[xx]			[xx]	[xx]	[xx]
12-31-2026	[xx]	[xx]			[xx]	[xx]	[xx]

	DTA fully utilized in year		2015				2026

*This amount represents the actual pre-tax book loss for the year ended December 31, 2009 excluding the actual credit losses on C&D loans as discussed in our response.

[xx] -- Confidential treatment requested by Marshall & Ilsley Corporation pursuant to 17 CFR §200.83.

MARSHALL & ILSLEY CORPORATION

[FORECAST AS PROVIDED TO THE BOARD OF DIRECTORS – 2008]

Summary Income Statement

($mil)	08	09	10	11	12	13
Net Interest	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]
Fee Income	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Provision	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Expenses	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Pre-Tax	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Taxes	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Net Income	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]

[xx] -- Confidential treatment requested by Marshall & Ilsley Corporation pursuant to 17 CFR §200.83.

MARSHALL & ILSLEY CORPORATION

[FORECAST AS PROVIDED TO THE BOARD OF DIRECTORS – 2009]

Summary Income Statement

($mil)	09	10	11	12	13	14
Net Interest	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]
Fee Income	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Provision	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Expenses	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Pre-Tax	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Taxes	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Net Income (before TARP preferred dividend payment)	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]

[xx] -- Confidential treatment requested by Marshall & Ilsley Corporation pursuant to 17 CFR §200.83.

MARSHALL & ILSLEY CORPORATION

[FORECAST AS PROVIDED TO THE BOARD OF DIRECTORS – AUG. 2010]

Summary Income Statement

($mil)	09	10	11	12	13	14
Net Interest	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]	$[xx]
Fee Income	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Provision	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Expenses	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Pre-Tax	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Taxes	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]
Net Income (before TARP preferred dividend payment)	[xx]	[xx]	[xx]	[xx]	[xx]	[xx]

[xx] -- Confidential treatment requested by Marshall & Ilsley Corporation pursuant to 17 CFR §200.83.